Filed by: AMIS Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AMIS Holdings, Inc.

Commission File No.: 000-50397

Filed below is a Q&A provided by AMI Semiconductor Corporation on its internal website on January 13, 2008 regarding ON Semiconductor Corporation’s (“ON”) proposed acquisition of AMIS Holdings, Inc. (“AMIS”).

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the proposed transaction between ON and AMIS and the future financial performance of ON. These forward-looking statements are based on information available to ON and AMIS as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond ON’s or AMIS’ control. In particular, such risks and uncertainties include difficulties encountered in integrating merged businesses; the risk that the transaction does not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; the variable demand and the aggressive pricing environment for semiconductor products; dependence on each company’s ability to successfully manufacture in increasing volumes on a cost-effective basis and with acceptable quality its current products; the adverse impact of competitive product announcements; revenues and operating performance, changes in overall economic conditions, the cyclical nature of the semiconductor industry, changes in demand for our products, changes in inventories at customers and distributors, technological and product development risks, availability of raw materials, competitors’ actions, pricing and gross margin pressures, loss of key customers, order cancellations or reduced bookings, changes in manufacturing yields, control of costs and expenses, significant litigation, risks associated with acquisitions and dispositions, risks associated with leverage and restrictive covenants in debt agreements, risks associated with international operations, the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally, risks and costs associated with increased and new regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002), and risks involving environmental or other governmental regulation. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in ON’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2007, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of ON’s SEC filings, and AMIS’ Annual Report on Form 10-K as filed with the SEC on February 28, 2007, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of AMIS’ SEC filings. These forward-looking statements should not be relied upon as representing ON’s or AMIS’ views as of any subsequent date and neither undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

This communication is being made in respect of the proposed transaction involving ON and AMIS. In connection with the proposed transaction, ON has filed with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of ON and AMIS plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of ON and AMIS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by ON and AMIS through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from ON by directing a request to ON Semiconductor Corporation, 5005 East McDowell Road, Phoenix, AZ, 85008, Attention: Investor Relations (telephone: (602) 244-3437) or going to ON’s corporate website at www.onsemi.com, or from AMIS by directing a request to AMIS Holdings, Inc., 2300 Buckskin Road Pocatello, ID, 83201, Attention: Investor Relations (telephone: (208) 233-4690) or going to AMIS’ corporate website at www.amis.com.

ON and AMIS, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ON’s directors and executive officers is contained in its annual proxy statement filed with the SEC on April 11, 2007. Information regarding AMIS’ directors and executive officers is contained in AMIS’ annual proxy statement filed with the SEC on May 24, 2007. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

Frequently Asked Questions

1.	What will be the impact of this merger to our performance appraisal for 2007?

We are still operating as an independent company and will continue to do so until the acquisition closes. As a result, we will complete 2007 performance reviews as we normally would. The inputs from the performance reviews will be used in determining base pay, whether the deal with ON Semiconductor closes before or after our typical merit increases.

2.	Why was the acquisition of AMI by ON a better strategy than an acquisition of ON by AMI?

ON is a much larger company than AMI and it would have been very difficult for us to acquire ON Semiconductor. We would have had to borrow a very large amount of money, service that debt, and ultimately add to the cost structure rather than create a more efficient cost structure.

Despite the orientation of the acquisition, this transaction represents a compelling opportunity for our employees, customers, and shareholders by combining the outstanding manufacturing excellence of ON Semiconductor with our world class mixed-signal design talents.

3.	Why couldn’t there have been another set of meetings for the Fab workers who didn’t work on Thursday?

With the magnitude of this announcement, it was imperative that leadership from both companies—Keith Jackson and Chris King—also talk to customers, government officials, the media, and investors. To provide as much communication as possible, there will be ongoing communication activities for all employees (eg Q&A, INsite postings, etc.) as we move toward completion of the deal and plan integration of the two businesses.

4.	Is there a business need for the newly purchased AMI?

Yes. Acquiring AMI furthers the transformation of ON Semiconductor into an analog and power leader with:

•	Enhanced scale

•	Higher value

•	Higher margin products

•	Deep customer relationships

An expanded addressable market Combining AMI with ON Semiconductor strengthens the combined future company’s product offerings in the automotive, industrial, computing, consumer and communications markets. It also leads to new products and capabilities in the medical and military/aerospace markets.

5.	Will the open requisitions (reqs) that are posted still be filled?

Reqs that were open when the deal was announced will be carefully reviewed and closed or filled based on business need. Future reqs will only be opened for critical replacements.

6.	Will the company consider “voluntary” retrenchment in the early stages of consolidation?

Decisions related to “voluntary” retrenchment will be made closer to the closing of the transaction.

7.	When will we know the timeline on what we will know? No timeline is given for many answers—just that we will know when the decision is made. When are the decisions due to be made, or if no due date set, when will the due date be set?

The full integration planning process will take time. The integration planning teams of the two companies will begin discussions the week of January 7. These teams will be expanded as required to address the set of integration issues that are defined in these initial meetings. A timeline will then be created based on this more complete integration planning agenda. Sequencing of the integration planning work will focus first on actions required to close the merger, second on items necessary for “day one” combined operations, and then on longer-term integration plans and opportunities.

8.	Will the Project Incentive Plans (PIPs) that have been previously approved, but with future milestone dates, still be eligible for payout?

PIPs that were in process on the day of the announcement will continue “business as usual”.

9.	Is it possible to translate the Q&A forum also in Dutch?

Yes, we are working on the Dutch translations now.

10.	Is the deal between AMI and ON Semiconductor a “merger” or an “acquisition”? And what is the difference?

Legally, the transaction is a merger in that AMI will merge with a subsidiary of ON Semiconductor and will itself become a wholly-owned subsidiary of ON. Practically however, the transaction is also an acquisition. After the merger closes, ON Semiconductor will be the parent company and will own AMI and manage the combined company. This effectively means that upon closing, AMI will be absorbed into ON, and AMI will not exist as an independent company anymore.

11.	Who or which groups are planning the integration?

An integration lead has been named for each company. ON’s integration lead is Charlotte Diener, Senior Vice President, while Wade Olsen, VP Treasurer and Investor Relations, will lead AMI’s integration efforts. They are currently working with the respective management teams to define an overall framework and set of processes for integration planning. An initial integration planning meeting was held during the week of January 7th.

12.	Why can’t we view the view the video from Keith?

The video from Keith Jackson, CEO and Don Colvin, CFO of ON Semiconductor will be posted on INsite.

13.	Would I be able to transfer to Gresham or would I have to put in a new application? And would I hold my seniority?

Any employee moves from AMI would be handled after the closing and would be based on the business needs of ON Semiconductor.

14.	When is the target date (specific) to finalize the things that will happen to all the employees?

There is no firm date when all decisions regarding employment will be made. Until there is a plan for how the businesses will be combined, we do not expect significant reductions. The first priority in combining the businesses will be to maintain strong customer relationships and top line revenue. The second priority will be reducing costs and maintaining or improving gross margins. We can expect the planning and actions of the combined company after the closing to reflect those priorities. Once we determine how the businesses can be combined effectively the information will be shared with all employees.

15.	How do I handle AMIS shares that are on paper (not held at broker)?

You’ll receive instructions after the merger closes as to what to do with your AMIS stock certificates

16.	Has a decision been made on the engineering forum?

Yes, on Friday January 4 Chris announced that the engineering forum would be held. See the message posted on INsite Global News for more details.

17.	What is ON’s exterior training policy?

The details of this, and other ON benefits, will be provided later.

18.	Would there be a sudden change of management in AMIS Calamba?

Answers about the management of the combined company going forward will be determined as we get further into integration planning.

19.	What can we expect in terms of the way the two companies will be integrated?

Each company, while acting independently prior to the closing of the deal, is working to achieve their independent business plans. At the same time the companies are preparing SEC and other legal documentation required to prepare for regulatory and shareholder approval of the deal. Both companies are also working to preserve and strengthen customer relationships and top line revenue opportunities.

While planning for integration, both companies will spend exchange information to better understand each other’s businesses. This will help the integration planning team plan for a future combined company with optimal organizational structure in business processes, as well as define a roadmap for getting there.

20.	What would happen if I went out and complained to the Media about the sale of AMIS

While we cannot prohibit employees from speaking with the media, we encourage employees to refer the media to our public and investor relations departments. Legitimate complaints should first be addressed with your management team.

21.	Does ON Semiconductor use Vanguard for their 401k plan?

Yes.

22.	Since as of this moment almost all the question regarding the salaries, benefits bonuses etc. can’t be answered, when is the earliest answer can we get?

Some of this information will begin to be available as we approach the closing date and complete the integration planning work. Additional information will be provided after the close date.

23.	How will it affect our vacation time? What about our 401ks?

The details of this, and other ON Semiconductor benefits, will be provided later.

24.	Where can I find a description of ON’s employee benefit package?

As integration planning is completed, detailed information about current and future benefits will be provided in each geography.

25.	Will compensation and benefit practices in my geography change as a result of this deal?

We do not expect any significant changes in the structure of our programs through the close of the deal. As integration planning gets into full swing, we will begin the process of evaluating whether it makes sense to change the vendors we are using and/or the structure of the programs.

26.	What are the similarities and differences between the organizational chart of AMI and ON Semiconductor?

We are in the same industry and have many similar business functions and disciplines. They locate some of their functions in different places than we do, and they are in some markets that we are not. In addition, ON Semiconductor is obviously a much larger company (revenue, employees, facilities, etc.) than we are. We are in the early phases of integration planning and additional planning work is necessary. As we continue to exchange information, we will better understand the organizational similarities and differences.

27.	How much of the utilization shortfall in the Gresham fab can be made up by pulling in all the 0.18 micron outsourcing that AMIS is currently doing to MagnaChip, TSMC, etc?

It is premature to answer questions related to specific fab loading or outsourcing options, as the integration planning is just beginning. Detailed decisions cannot be made until the deal closes.

28.	Who is answering the questions?

Members of Human Resources and Senior Management are reviewing the questions. When necessary, questions are sent out to subject matter experts.

29.	How does the merger benefit employees?

The purpose of any acquisition is to capitalize on existing synergies and create new ones which result in a more successful company. Creating a stronger company generally provides better employment and career opportunities.

In addition, as Chris King mentioned in the merger announcement, after the acquisition, employees of the combined company will have access to a more complete technology roadmap and more capabilities, as well as the opportunity to service customers with a wider array of products, both custom and standard.

30.	Can the condition of AMIS employees be communicated earlier than first half of 2008, hopefully within the first month of 2008, so that we can still make adjustments and plans for our future in terms of financial condition? 6 months of uncertain status will create a lot of stress especially for those who are bread winners of the family. Thank you.

If, through our integration planning, we identify or plan for significant changes, we will make every effort to communicate those changes as far in advance as we reasonably can.

31.	Why are so many integration questions not yet answered?

Some due diligence is performed before entering into a definitive merger agreement, but this process cannot answer every question. The integration planning process is complex and it will take some time for both sides to fully understand what integration issues exist. In the meantime employees should continue to ask questions and attend employee communication meetings. Submit questions to this Q&A site or speak with your manager.

Additional communication outlets:

•	Insite, the company intranet

•	Managers

•	E-mails—global/regional/departmental emails

•	Company and department meetings

32.	Will the AMI Semiconductor logo be replaced by ON Semiconductor? Or will it remain AMI Semiconductor?

After the merger closes, the AMI Semiconductor logo will be replaced with the ON Semiconductor logo. Remember that ON Semiconductor is acquiring all of AMI.

33.	Would ON Semiconductor consider moving current employees to current AMI locations?

Currently there are no plans to move ON Semiconductor employees to AMI locations unless there is a business need.

34.	It seems fairly obvious that many of us will be losing our jobs. Will new hires that have signed an 18 month agreement to stay with AMI be required to repay moving expenses if they leave the company early? This would seem like a one sided deal.…you can leave when the company fires you or pay them if you try to secure a position earlier than they fire you.

It is too early to assume there will be a large number of job losses. Discussions about individual jobs have not occurred. However, if an employee voluntarily terminates employment with AMI prior to the closing of the merger, relocation repayment agreements remain in effect. After the merger closes ON Semiconductor will review these repayment agreements and related circumstances and decide how to treat them.

35.	Is layout going to stay hourly, or will we become salary with ON?

It is premature to answer questions related to layout as we are in the early phases of integration planning and additional planning work is necessary.

36.	What will ON do with the express MTs? Will any of them get hired or will they just get released?

In the period before the merger closes, we expect no change with respect to the policies of managing Express MTs as needed in light of workload. Following the close of the merger, if there are changes in workload requirements, we will deal with those as part of a comprehensive plan.

37.	For how long are we going to exercise the same benefits we have in AMIS?

In the period before the merger closes, there will be no significant changes in benefits. After the merger closes, for continuing employees, the merger agreement requires that ON Semiconductor provide these employees with employee benefits no less favorable than those provided to similarly situated employees at ON Semiconductor.

38.	What are the plans for those who will get “laid off”?

It is premature to answer questions related to lay offs, as we are in the early phases of integration planning and additional planning work is necessary.

39.	Are they going to retain their ON semi plant in Carmona Cavite?

The first priority in combining the businesses will be to maintain strong customer relationships and top line revenue. The second priority will be reducing costs and maintaining or improving gross margins. We can expect the planning and actions of the combined company after the closing to reflect those priorities. Once we determine how the businesses can be combined effectively the information will be shared with all employees.

40.	What is the future of Fab 9 after the merger is complete.

The future of Fab 9 is undecided at this point. Discussions are just beginning, and no decisions have been made, regarding areas such as customer commitments, products, technologies and loading for both ON Semiconductor and AMI fabs after the merger is complete.

41.	Is there a possibility to have a retrenchment?

Until there is a plan for how the businesses will be combined, we do not expect significant reductions. The first priority in combining the businesses will be to maintain strong customer relationships and top line revenue. The second priority will be reducing costs and maintaining or improving gross margins. We can expect the planning and actions of the combined company after the closing to reflect those priorities. Once we determine how the businesses can be combined effectively the information will be shared with all employees.